Exhibit 99.1

Additional Orders received for Mobilicom’s Cybersecure Drone Data Link System from One of the Largest U.S.-based Drone Manufacturers — Market Expected to Reach $18 Billion by 2030, Growing at an Annual Compound Rate of 25%

Shoham, Israel, July 01, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it has received a follow-on order from a one of the largest U.S. drone manufacturers of “small-sized” drones. This defense manufacturer, with over $5 billion in annual sales, is equipping its drones with Mobilicom’s SkyHopper PRO. These drones are sold to end-users in the U.S. defense market, including the U.S. Department of Defense

Mobilicom’s SkyHopper PRO datalink was chosen over four other competing products following intensive field testing. SkyHopper PRO is a Secured Cognitive Software Defined Radio (SDR), with enhanced combat-proven performance, including in harsh environments. It offers what the company believes to be, the best performance-to-SWaP-C (Size, Weight, Power and Cost) in the market based on an internal study of competitor product offerings. Other key factors considered include the Company’s excellent customer support, fast production and delivery times.

The global drone data link system market is projected to grow at a CAGR of 25% and reach approximately $18 billion by 2030. Mobilicom expects that its solutions may fill a growing demand as this customer and other Tier-1 manufacturers continue to sell uncrewed autonomous vehicles (UAVs).

“This order, valued at approximately $500,000, is expected to be followed up with larger orders as this drone manufacturer continues to successfully compete and win government tenders for thousands of its drones.” stated Mobilicom CEO and Founder Oren Elkayam.

About SkyHopper PRO

SkyHopper PRO delivers long-range and non-line-of-sight (N-LOS) communication that supports multiple transmission modes for uncrewed autonomous vehicles (UAVs). Mobilicom’s solution was selected over competing products, following extensive testing, based on SkyHopper PRO’s field-proven track record, including in harsh environments, stability, size, and fit into the customer’s UAV platform. Other key factors included excellence in customer support, fast production and delivery.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its expectation that this order will be followed up with larger orders as this drone manufacturer continue to successfully compete and win government tenders for thousands of its drones. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com